Exhibit 1.01

Acuity Brands, Inc.
Conflict Minerals Report
For Calendar Year Ended December 31, 2013

Acuity Brands, Inc. ("Acuity Brands" or the "Company") is one of the world's leading providers of lighting solutions for commercial, institutional, industrial, infrastructure, and residential applications throughout North America and select international markets. The Company's lighting solutions include devices such as luminaires, lighting controls, lighting components, power supplies, prismatic skylights, light-emitting diode lamps, and integrated lighting systems for indoor and outdoor applications utilizing a combination of light sources, including daylighting, and other devices controlled by software that monitors and manages light levels while optimizing energy consumption. The Company manufactures or procures lighting devices primarily in North America, Europe, and Asia. The production or functionality of certain of the Company's lighting devices requires components such as circuit boards, capacitors, metal wires, electrodes, and other electronic components that contain columbite-tantalite, cassiterite, gold, wolframite, or their derivatives (collectively, the "Minerals"). Consequently, the Company is subject to the disclosure and reporting requirements of Section 1502(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

Part I. Reasonable Country of Origin Inquiry and Due Diligence

Reasonable Country of Origin Inquiry

In compliance with the Dodd-Frank Act, the Company conducted a reasonable country of origin inquiry to determine the origin of the Minerals. Specifically, the Company performed the following procedures:

•	Identified raw material components that may contain one or more of the Minerals;

•	Identified finished goods that may contain one or more of the Minerals for which the Company contracted to manufacture the finished goods;

•	Identified the suppliers which provided the raw material components and finished goods that may contain one or more of the Minerals;

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Contacted the identified suppliers and requested information regarding the use and origin of the Minerals, including documentation supporting the facilities used to process the Minerals, the country of origin of the Minerals, and the efforts to determine the mine or location of origin of the Minerals;

•	Followed up with non-responsive suppliers by requesting compliance with the Company's request for information;

•	Established a deadline of March 31, 2014 for suppliers to provide requested information and documentation; and

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Reviewed all responses received from suppliers based on the Company's conflict minerals compliance process. The Company requested supplemental information from suppliers providing responses that were deemed implausible, incomplete, inaccurate, or otherwise required clarification.

Based on the responses received during the reasonable country of origin inquiry, the Company believes it is possible that certain of the Minerals used in its products may have originated in the Democratic Republic of the Congo or an adjoining country (the "DRC") and may not have originated from recycled or scrap sources. Therefore, the Company performed due diligence on the source of the Minerals that are included in its products and for which, based on its reasonable country of origin inquiry, may have originated from the DRC and may not have come from recycled or scrap sources.

Due Diligence

Design of Due Diligence

The Company implemented a due diligence framework consistent with the Organization of Economic Co-Operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition.

Due Diligence Measures Performed

In order to exercise due diligence on the source and chain of custody of the Minerals, the Company undertook the following measures in addition to the reasonable country of origin inquiry described above:

•	Adopted a conflict minerals policy, which is available at http://www.acuitybrands.com/resources/regulations-codes-and-standards/conflict-minerals;

•	Adopted a conflict minerals governance charter, which defines the internal committee supporting compliance and due diligence efforts and the responsibilities of the internal committee;

•	Established and implemented a conflict minerals compliance process, including the reasonable country of origin inquiry procedures described above; and

•	Identified risks within the Company's conflict minerals compliance process and developed a risk mitigation and corrective action plan.

Independent Private Sector Audit

This report is not subject to an independent private sector audit as allowed under Rule 13p-1, which provides for a two-year transitional period.

Steps to be Taken to Mitigate Risk

The Company intends to implement steps to mitigate the risk that the Minerals benefit armed groups and to improve the reasonable country of origin and due diligence processes.  These include, but are not limited to, the following:

•	Modifying the conflict minerals compliance process with the intent to receive all supplier responses to the reasonable country of origin inquiry and to improve the quality of supplier responses;

•	Leveraging industry efforts to identify additional resources to facilitate compliance; and

•	Conducting an annual review of the Company's conflict minerals policy, conflict minerals compliance process and the related procedure documentation, and risks for any updates.

Part II. Product Description

Based on the response rate from suppliers to the Company's reasonable country of origin inquiry, requests for supplemental information, and the results of due diligence procedures performed to date, the Company has not been able to confirm the country of origin of the Minerals used in all of its products. The Company has been unable to verify that the Minerals were from recycled or scrap sources, were DRC conflict free, or were not DRC conflict free. The Company has been unable to identify the facilities used to process the Minerals nor the specific mine or location of origin of the Minerals.